Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

Manager Talking Points Organization structure for Stanley Black & Decker January 29, 2010 What’s New • Top-level organization structure and leaders were announced on Friday, 01/29 • Importantly, this is a “Day One” Structure, and not effective until close date • KEY POINTS: •Black & Decker’s Power Tools Organizations will align with the Construction & DIY Segment, headquartered in Towson • The combined hardware businesses will align with Mechanical Security Solutions. • Engineered Fastening Systems will represent an additional growth platform for the combined company. Organization Structure and Leadership • The new structure reflects the combined company’s business segmentation (eg CDIY, Industrial and Security) and leverages the natural alignment that exist between businesses including the two Hardware businesses, the significant geographic overlaps particularly in North America, Latin America, Europe and Asia, and the opportunity to leverage the efficiencies of shared services and centralized corporate functions. • This announcement does not alter your current role and reporting relationship. Your reporting relationship will be clarified as the organizational definition deepens • External communications (customers, suppliers, etc) will be handled in the normal course of business and unless authorized to do so, you should route external requests for comment through the appropriate channels. • We will continue communicate regularly with you, and you can continue to use the Q&A portions of the integration site going forward.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) when they become available, because they contain important information.  Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s and Black & Decker’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals may also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction has been filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.